September 25, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of DFA Investment Dimensions Group Inc., under the Exchange Act of 1934:

- U.S. Core Equity 1 Portfolio: ETF Class Shares
- U.S. High Relative Profitability Portfolio: ETF Class Shares
- U.S. Small Cap Value Portfolio: ETF Class Shares
- U.S. Vector Equity Portfolio: ETF Class Shares
- DFA Real Estate Securities Portfolio: ETF Class Shares

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com